September 3, 2025

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form RW – Request for Withdrawal
Bitwise Bitcoin ETF
(Registration Statement File No. 333-282553)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Bitwise Bitcoin ETF (the “Company”), the Company submits this application for withdrawal of the Registration Statement on Form S-1 filed on October 8, 2024 and the Amendment to the Registration Statement on Form S-1 filed on November 25, 2024.

The Registration Statement sought to register shares to be issued in connection with a transaction that was ultimately not effectuated. No shares were sold, or will be sold, pursuant to the above-mentioned Registration Statement.

Sincerely,

Bitwise Bitcoin ETF

By:	/s/ Katherine Dowling
Katherine Dowling
General Counsel